Exhibit 12.1

Collegiate Pacific Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges

						Six Months Ended
						December 31,
	FY 2001	FY 2002	FY 2003	FY 2004	FY 2005	FY 2004	FY 2005
(a) Earnings (loss) before income taxes, plus fixed charges	133,810	946,376	988,742	2,887,741	8,058,342	4,550,875	4,747,970

(b) Total Fixed Charges (interest)	156,734	140,888	84,525	52,415	2,160,281	341,519	2,117,906

Ratio of Earnings to Fixed Charges (a) / (b)	0.85	6.72	11.70	55.09	3.73	12.33	1.24
	to	to	to	to	to	to	to
	1.0	1.0	1.0	1.0	1.0	1.0	1.0